SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30234; 812-14019]

Medley Capital Corporation, et al.; Notice of Application

October 16, 2012

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment
Company Act of 1940 (the "Act") for an exemption from sections 18(a) and 61(a) of the
Act.

Applicants: Medley Capital Corporation (the "Company"), MCC Advisors LLC (the
"Investment Adviser"), Medley SBIC GP, LLC (the "General Partner"), and Medley
SBIC, LP ("Medley SBIC").

Summary of the Application: The Company requests an order to permit it to adhere to a
modified asset coverage requirement.

Filing Dates: The application was filed March 28, 2012, and amended on August 10,
2012.

Hearing or Notification of Hearing: An order granting the application will be issued
unless the Commission orders a hearing. Interested persons may request a hearing by
writing to the Commission's Secretary and serving applicants with a copy of the request,
personally or by mail. Hearing requests should be received by the Commission by 5:30
p.m. on November 13, 2012, and should be accompanied by proof of service on the
Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing

requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: 375 Park Avenue, Suite 3304, New York, NY 10152.

For Further Information Contact: Lewis B. Reich, Senior Counsel, at (202) 551-6919, or Jennifer L. Sawin, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Company, a Delaware corporation, is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as, and operates as, a business development company ("BDC") under the Act.[1] The Company seeks to generate current income and capital appreciation by lending directly to privately-held middle market companies. The Investment Adviser, a Delaware limited

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[1] Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

liability company, is the investment adviser to the Company and to Medley SBIC. The

Investment Adviser is registered under the Investment Advisers Act of 1940.

2. Medley SBIC, a Delaware limited partnership, has submitted an

application to the Small Business Administration ("SBA") for a license to operate as a

small business investment company ("SBIC") under the Small Business Investment Act

of 1958 ("SBIA") and expects that application to be approved in the next six months.

Medley SBIC is excluded from the definition of investment company by section 3(c)(7)

of the Act. The General Partner, a Delaware limited liability company, is a wholly-

owned subsidiary of the Company and the general partner of Medley SBIC. The

Company is the sole member of the General Partner. The Company, directly and through

its ownership of the General Partner, owns all of the equity and voting interests of

Medley SBIC.

Applicants' Legal Analysis:

1. The Company requests an exemption pursuant to section 6(c) of the Act

from the provisions of sections 18(a) and 61(a) of the Act to permit it to adhere to a

modified asset coverage requirement with respect to any direct or indirect wholly owned

subsidiary of the Company that is licensed by the SBA to operate under the SBIA as a

SBIC and relies on Section 3(c)(7) to be excepted from the definition of "investment

company" under the 1940 Act (each, a "SBIC Subsidiary").[2] Applicants state that

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[2] All existing entities that currently intend to rely on the order are named as applicants. Any other existing or future entity that may rely on the order in the future will comply with the terms and condition of the order.

companies operating under the SBIA, such as the SBIC Subsidiaries, will be subject to the SBA's substantial regulation of permissible leverage in their capital structure.

2. Section 18(a) of the Act prohibits a registered closed-end investment company from issuing any class of senior security or selling any such security of which it is the issuer unless the company complies with the asset coverage requirements set forth in that section. Section 61(a) of the Act makes section 18 applicable to BDCs, with certain modifications. Section 18(k) exempts an investment company operating as an SBIC from the asset coverage requirements for senior securities representing indebtedness that are contained in section 18(a)(1)(A) and (B).

3. Applicants state that the Company may be required to comply with the asset coverage requirements of section 18(a) (as modified by section 61(a)) on a consolidated basis because the Company may be deemed to be an indirect issuer of any class of senior security issued by Medley SBIC or another SBIC Subsidiary. Applicants state that applying section 18(a) (as modified by section 61(a)) on a consolidated basis generally would require that the Company treat as its own all assets and any liabilities held directly either by itself, by Medley SBIC, or by another SBIC Subsidiary. Accordingly, the Company requests an order under section 6(c) of the Act exempting the Company from the provisions of section 18(a) (as modified by section 61(a)), such that senior securities issued by each SBIC Subsidiary that would be excluded from the SBIC Subsidiary's asset coverage ratio by section 18(k) if it were itself a BDC would also be excluded from the Company's consolidated asset coverage ratio.

4.   Section 6(c) of the Act, in relevant part, permits the Commission to exempt any transaction or class of transactions from any provision of the Act if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that the requested relief satisfies the section 6(c) standard. Applicants contend that, because the SBIC Subsidiary would be entitled to rely on section 18(k) if it were a BDC itself, there is no policy reason to deny the benefit of that exemption to the Company.

Applicants' Condition:

Applicants agree that any order granting the requested relief will be subject to the following condition:

The Company shall not issue or sell any senior security and the Company shall not cause or permit Medley SBIC or any other SBIC Subsidiary to issue or sell any senior security of which the Company, Medley SBIC or any other SBIC Subsidiary is the issuer except to the extent permitted by section 18 (as modified for BDCs by section 61) of the Act; provided that, immediately after the issuance or sale by any of the Company, Medley SBIC or any other SBIC Subsidiary of any such senior security, the Company, individually and on a consolidated basis, shall have the asset coverage required by section 18(a) of the Act (as modified by section 61(a)). In determining whether the Company has the asset coverage on a consolidated basis required by section 18(a) of the Act (as modified by section 61(a)), any senior securities representing indebtedness of Medley SBIC or another SBIC Subsidiary shall not be considered senior securities and, for purposes of the definition of "asset coverage" in section 18(h), shall be treated as indebtedness not represented by senior securities.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary